Exhibit 99.1

Santiago, January 30, 2017
GG/031/2017

Mr.
Carlos Pavez Tolosa
Superintendent of Securities and Insurance
Present

Ref.: Material event: Transfer of shares in SMU Corp

Dear Mr. Superintendent,

In accordance with the provisions set forth in articles 9 and 10 of Law 18.045 on Securities Markets, and Chapter 18-10 of the Updated Compilation of Norms of the Superintendency of Banks and Financial Institutions, we inform the Superintendency of the following Material Event.

On this date, ITAÚ CORPBANCA has transferred all of its shares in SMU Corp. S.A., equivalent to 51% of the total shares of such entity, to INVERSIONES MONSERRAT S.A., the acquiring entity of the shares.  Due to this transfer of shares, SMU Corp. S.A. has ceased to be a subsidiary of ITAÚ CORPBANCA.

Sincerely,

Milton Maluhy Filho
Chief Executive Officer
ITAÚ CORPBANCA